Concordia Healthcare Corp.

(“Corporation”)

VOTING INSTRUCTION FORM (“VIF”)

Annual General and Special Meeting

Friday, April 29, 2016 at 10:00 a.m. (EDT)

Toronto Region Board of Trade Ridout Room, First Canadian

Place Suite 350, 77 Adelaide Street West Toronto, Ontario

(“Meeting”)

RECORD DATE:	March 24, 2016
CONTROL NUMBER:
SEQUENCE #:
FILING DEADLINE FOR VIF:	April 27, 2016 at 10:00 a.m. (EDT)

VOTING METHODS
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	(416) 595-9593
MAIL or HAND DELIVERY	TMX EQUITY TRANSFER SERVICES INC.* 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1

The undersigned hereby appoints Mark Thompson, Chairman & Chief Executive Officer of the Corporation, whom failing Wayne Kreppner, President & Chief Operating Officer (“Management Nominees”), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

Exhibit 99.3

The matters to be voted on at the Meeting are as follows. Unless you are appointing yourself to attend the Meeting and vote in person, please provide your voting instructions by marking the appropriate box. (see Note 1 overleaf)

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Election of Directors

	FOR	WITHHOLD		FOR	WITHHOLD
a) Edward Borkowski	☐	☐	d) Jordan Kupinsky	☐	☐
b) Douglas Deeth	☐	☐	e) Mark Thompson	☐	☐
c) Rochelle Fuhrmann	☐	☐	f) Patrick Vink	☐	☐
2. Appointment of Auditors				FOR	WITHHOLD
Appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.				☐	☐
3. Resolution to Approve Name Change				FOR	AGAINST
BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS THAT:				☐	☐
1. the Corporation is hereby authorized to amend its articles to change its name from “CONCORDIA HEALTHCARE CORP.” to “CONCORDIA INTERNATIONAL CORP.” (the “Name Change”);

2. any Director or officer of the Corporation be and is hereby authorized, for and on behalf of and in the name of the Corporation, to execute and sign any documents and perform all acts and things necessary or useful, to give effect to the Name Change, including, without limitation, the execution and filing of Articles of Amendment in the prescribed form with the Ministry of Government Services (Ontario);

3. notwithstanding approval of the shareholders as herein provided, the Board may, in its sole discretion, revoke the special resolution before it is acted upon without further approval of the shareholders; and

4. any Director or officer be and is hereby authorized, to execute and deliver all such other deeds, documents and other writings and perform such other acts as may be necessary or desirable to give effect to this special resolution.

4. Resolution to Adopt By-Law No. 2				FOR	AGAINST
BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:				☐	☐

1. by-law number two of the Corporation (“By-law No. 2”) adopted by the Board of Directors of the Corporation, the full text of which is reproduced in Appendix “B” to the management information circular of the Corporation dated March 24, 2016, is hereby approved, ratified, sanctioned and confirmed;

2. any one Director or officer of the Corporation be and is hereby authorized and directed for and on behalf of and in the name of the Corporation to execute and deliver, under the seal of the Corporation or otherwise, any deeds, documents, instruments and writings, with such amendments, additions, deletions and/or changes as he or she, in his or her discretion may approve or consider necessary, desirable or useful for the purpose of giving effect to these resolutions, including the adoption and implementation of By-Law No. 2, and execution accordingly shall be conclusive evidence of such approval; and

3. any acts taken prior to the effective date of this resolution by any Director or officer of the Corporation in connection with the foregoing resolutions or the subject matter thereof are hereby approved, ratified, sanctioned and confirmed.

5. Resolution to Create Preferred Shares				FOR	AGAINST
BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS THAT:				☐	☐
1. the Corporation is hereby authorized to amend its articles to increase the authorized capital of the Corporation by creating an unlimited number of preferred shares (the “Preferred Shares”);

2. the rights, privileges, restrictions and conditions attaching to the Preferred Shares shall be in the form attached as Appendix “D” to the management information circular of the Corporation dated March 24, 2016;

3. any Director or officer of the Corporation be and is hereby authorized, for and on behalf of and in the name of the Corporation, to execute and sign any documents and perform all acts and things necessary or useful, to give effect to these resolutions, including, without limitation, the execution and filing of Articles of Amendment in the prescribed form with the Ministry of Government Services (Ontario);

4. notwithstanding approval of the shareholders as herein provided, the Board may, in its sole discretion, revoke the special resolution before it is acted upon without further approval of the shareholders; and

5. any Director or officer be and is hereby authorized, to execute and deliver all such other deeds, documents and other writings and perform such other acts as may be necessary or desirable to give effect to this special resolution.

This VIF revokes and supersedes all earlier dated VIF and MUST BE SIGNED.

PLEASE PRINT NAME	Signature of Beneficial owner(s) Date (MM/DD/YYYY)

Voting Instructions – Guidelines and Conditions

The Corporation is providing you the enclosed proxy-related materials for their security holder Meeting. Your name, address and information about your security holdings have been obtained in accordance with applicable securities regulations from the intermediary holding them on your behalf (which is identified by name, code or identifier in the information on the top right corner overleaf). The Voting Instruction Form (‘‘VIF’’) is to enable your vote to be submitted on the stated matters. Please complete, sign, date and return the VIF. Unless you appoint yourself or a delegate to attend the Meeting and vote, your securities can be voted only by Management Nominees in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the Meeting without your specific voting instructions.

The completed VIF should be delivered to TMX Equity Transfer Services Inc.*, in the envelope provided or by fax to (416) 595-9593. Alternatively, if available, you may vote online at www.voteproxyonline.com. The matters to be voted on at the Meeting are set out overleaf.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

THIS VOTING INSTRUCTION FORM MUST BE READ IN CONJUNCTION WITH THE MEETING MATERIAL. YOUR VOTING INSTRUCTIONS MUST BE RECEIVED NO LATER THAN THE DEADLINE SPECIFIED OVERLEAF IN THE UPPER LEFT SECTION OF THE VIF OR THE EQUIVALENT TIME BEFORE THE TIME AND DATE OF ANY ADJOURNMENT OR POSTPONEMENT OF THE MEETING.

Voting Instructions and Authority - Notes

1. If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendation highlighted for each Resolution overleaf. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

2. The appointment of the Management Nominees or another Appointee gives them discretion to vote on any other matters that may properly come before the Meeting.

3. If Internet voting is available, you can provide your voting instructions on the website noted overleaf.

4. To be valid, this VIF must be signed. Please date the VIF. If the VIF is not dated, it is deemed to bear the date of its being mailed to the security holders of the Corporation.

5. This form does not convey any right to vote in person at the Meeting. We urge you to read the above instructions, and the Information Circular prior to completing, signing and returning the VIF so that your securities can be voted.

For assistance, please contact TMX Equity Transfer Services Inc.*:

Mail:	TMX Equity Transfer Services Inc.*
200 University Avenue, Suite 300
Toronto, ON
M5H 4H1
Telephone:	(416) 361-0930
Facsimile:	(416) 595-9593

Email:	TMXEInvestorServices@tmx.com

*TMX Equity Transfer Services Inc. is operating the transfer agency and corporate trust business in the name of Equity Financial Trust Company for a transitional period.

TMXEquityTransferServices.com

VANCOUVER    CALGARY    TORONTO    MONTRÉAL

Appointing yourself or someone else to vote your securities

If you want to attend the Meeting and vote in person at the Meeting or appoint another person to do so, write your name or the name of the person attending the Meeting in the space labeled “Please print appointee name” on the VIF and return it. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. When you or your Appointee arrives at the Meeting, they should give their name to the scrutineers and state that they are a proxy appointee. The Appointee must attend the Meeting in order for your securities to be voted.

Request for Financial Statements

In accordance with securities regulations, security holders may elect to receive Annual Financial Statements, Interim Financial Statements, and MD&As.

Instead of receiving the financial statements by mail, you may choose to view these documents on SEDAR at www.sedar.com.

I am a security holder of the Corporation, and as such request the following:

☐	Annual Financial Statements with MD&A (Mark this box if you would like to receive the Annual Financial Statements and related MD&A)

☐	Interim Financial Statements with MD&A (Mark this box if you would like to receive the Interim Financial Statements and related MD&A)

If you are casting your vote online and wish to receive financial statements, please complete the online request for financial statements following your voting instructions.

If the cut-off time has passed, please fax this side to 416-595-9593.

CONCORDIA HEALTHCARE CORP.

FISCAL YEAR – 2016